

February 14, 2024

Yuan Li
Chief Executive Officer
JIADE LIMITED
Unit 2-02, Puningdun Business Plaza
No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People's Republic of China, 610000

> **Re: JIADE LIMITED**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 26, 2024**
> **File No. 333-276283**

Dear Yuan Li:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Exhibit 5.1

1. Please revise the legal opinion to cover the shares being registered for resale by the selling stockholder.

Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lisa Forcht